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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Sociedad Quimica y Minera de Chile S.A.

(Name of Issuer)

Chemical and Mining Company of Chile Inc.

(Name of Issuer Translated into English)

Series A Shares, without nominal (par) value

(Title of Class of Securities)

833636103

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

CUSIP No. 833636103

1.	Name of Reporting Person: Sociedad de Inversiones Pampa Calichera S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 53,557,332

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 53,557,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,557,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 37.5%

12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 833636103

1.	Name of Reporting Person: Sociedad de Inversiones Oro Blanco S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 53,557,332

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 53,557,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,557,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 37.5%

12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 833636103

1.	Name of Reporting Person: Norte Grande S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 53,557,332

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 53,557,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,557,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 37.5%

12.	Type of Reporting Person (See Instructions): CO

Item 1.
(a)	Name of Issuer:
Sociedad Quimica y Minera de Chile S.A.
(b)	Address of Issuer's Principal Executive Offices:
El Trovador 4285, Piso 6, Santiago, Republic of Chile

Item 2.
(a)	Name of Person Filing:
This statement is being filed by Socidad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A. and Norte Grande S.A.
(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office (or, if none, the residence) of each person filing this Schedule is as follows:
Sociedad de Inversiones Pampa Calichera S.A. is located at Paulino Alfonso Nº331, Santiago, Republic of Chile;
Sociedad de Inversiones Oro Blanco S.A. is located at Paulino Alfonso Nº331, Santiago, Republic of Chile;
Norte Grande S.A. is located at Paulino Alfonso Nº331, Santiago, Republic of Chile.
(c)	Citizenship:
The citizenship (or, in the case of an entity, the jurisdiction of organization) of each person filing this Schedule is as follows:
Sociedad de Inversiones Pampa Calichera S.A. is organized under the laws of the Republic of Chile;
Sociedad de Inversiones Oro Blanco S.A. is organized under the laws of the Republic of Chile;
Norte Grande S.A. is organized under the laws of the Republic of Chile.
(d)	Title of Class of Securities:
Series A Shares, without nominal (par) value.
(e)	CUSIP Number:
833636103

Item 3.	Not Applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned:
Sociedad de Inversiones Pampa Calichera S.A.: 53,557,332 Sociedad de Inversiones Oro Blanco S.A.: 53,557,332 Norte Grande S.A.: 53,557,332
	(b)	Percent of class:
Sociedad de Inversiones Pampa Calichera S.A.: 37.5 Sociedad de Inversiones Oro Blanco S.A.: 37.5 Norte Grande S.A.: 37.5
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
None
(ii) Shared power to vote or to direct the vote:
Sociedad de Inversiones Pampa Calichera S.A.: 53,557,332 Sociedad de Inversiones Oro Blanco S.A.: 53,557,332 Norte Grande S.A.: 53,557,332
(iii) Sole power to dispose or to direct the disposition of:
None
(iv) Shared power to dispose or to direct the disposition of:
Sociedad de Inversiones Pampa Calichera S.A.: 53,557,332 Sociedad de Inversiones Oro Blanco S.A.: 53,557,332 Norte Grande S.A.: 53,557,332

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Schedule, as amended, is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), as a result of the registration under Section 12 of the Act of the Series A Shares, without nominal (par) value, of Sociedad Quimica y Minera de Chile S.A. (the “Series A Shares”) and the admission to listing for trading of the American Depositary Receipts representing the Series A shares on the New York Stock Exchange on April 9, 1999. At the time of that listing reporting requirements of Section 13(d) under the Act took effect with respect to the Series A Shares.

As of December 31, 2002:

Sociedad de Inversiones Pampa Calichera S.A. was the beneficial owner of 53,557,332 shares, or 37.5% of the outstanding Series A Shares, of which 46,434,256 shares were owned of record by Sociedad de Inversiones Pampa Calichera S.A. and 7.123.076 shares were owned by Global Mining Investment Inc., an indirect wholly-owned subsidiary of Sociedad de Inversiones Pampa Calichera S.A.;

Sociedad de Inversiones Oro Blanco S.A. was the owner of record of approximately 66.67% of the outstanding share capital of Sociedad de Inversiones Pampa Calichera S.A; and

Norte Grande S.A. was the owner of record of approximately 77.76% of the outstanding share capital of Sociedad de Inversiones Oro Blanco S.A.

Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A. and Norte Grande S.A. are each publicly-traded companies in the Republic of Chile with shareholders which include persons other than the persons filing this Schedule. Accordingly, various other persons have the right to receive or the power to direct the receipt of any dividends from, or proceeds from the sale of, the Series A Shares that are the subject of this Schedule.

The filing persons have been informed that, as of December 31, 2002, Norte Grande S.A. was controlled by a group consisting of Inversiones SQNH S.A., which is organized under the laws of the Republic of Chile, Inversiones SQ Holding S.A., which is organized under the laws of the Republic of Chile, S.Q. Grand Cayman Corp., which is organized under the laws of the Cayman Islands, Pacific Atlantic Trading Corporation, which is organized under the laws of the Cayman Islands, The Pacific Trust, which is formed under the laws of the British Virgin Islands and Mr. Julio Ponce Lerou, a Chilean citizen (collectively, the “Control Group”). Accordingly, the filing persons may be deemed to be members of a group with the Control Group with respect to the Series A Shares that are the subject of this Schedule 13G. Based on information provided to the filing persons by the members of the Control Group, as of December 31, 2002;

Inversiones SQNH S.A. was the owner of record of approximately 89.47% of the outstanding share capital of Norte Grande S.A.;

Inversiones SQ Holding S.A. was the owner of record of 51% of the outstanding share capital of Inversiones SQNH S.A. The remaining 49% equity interest in SQNH is owned by Norsk Hydro Holland B.V., Agencia en Chile, a Chilean branch of Norsk Hydro Holland B.V., a Netherlands corporation (“Hydro Holland”);

S.Q. Grand Cayman Corp. was the owner of record of substantially all of the outstanding share capital of Inversiones SQ Holding S.A.;

Pacific Atlantic Trading Corporation was the owner of record of 100% o the outstanding share capital of S.Q. Grand Cayman Corp.;

The Pacific Trust was the owner of record of 100% of the outstanding share capital of Pacific Atlantic Trading Corporation; and,

Julio Ponce Lerou, had the power to direct the administration of The Pacific Trust, and, as such, he exercised indirect control and influence over 53,557,332 Series A Shares. Additionally, he had a direct ownership interest in 17,026 Series A Shares and 62,408 Series B Shares. Mr. Ponce Lerou, may, therefore, be deemed to be a beneficial owner of 53,574,358 Series A Shares or 37.51% of the outstanding Series A Shares and 62,408 Series B Shares or 0.05% of the outstanding Series B Shares.

The filing persons have been informed that the children of Mr. Julio Ponce Lerou are the sole named beneficiaries of The Pacific Trust. To the extent that any dividends from or proceeds from the sale of, the Series A Shares that are the subject of this Schedule are distributed from the trust, one or more of such persons may have the right to receive, or the power to direct the receipt of, any such dividends or proceeds, and one or more of such interests in such Series A Shares may represent more than 5% of the outstanding Series A Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit B

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2003

Sociedad de Inversiones Pampa Calichera S.A.

By: /s/ Patricio Phillips Sáenz
Name:	Patricio Phillips Sáenz
Title:	General Manager

Sociedad de Inversiones Oro Blanco S.A.

By: /s/ Patricio Phillips Sáenz
Name:	Patricio Phillips Sáenz
Title:	General Manager

Norte Grande S.A.

By: /s/ Patricio Phillips Sáenz
Name:	Patricio Phillips Sáenz
Title:	General Manager

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Joint Filing Agreement of Sociedad de Inversiones Pampa Calichera SA.; Sociedad de Inversiones Oro Blanco S.A.; and Norte Grande S.A., incorporated by reference to exhibit A of Schedule 13 G filed by the filing persons of February 14, 2000.

Exhibit B	Identification of members of a group